October 11, 2012

VIA E-MAIL and EDGAR

Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Zoom Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 16, 2012
Form 10-Q for the quarter ended June 30, 2012
Filed August 20, 2012
File No. 000-18672

Dear Mr. Spirgel:

Zoom Technologies, Inc. (the "Company" or "it"), is electronically transmitting hereunder our proposed responses to the letter received from the staff (the "Staff") of the Securities and Exchange Commission dated September 14, 2012, regarding Form 10-Q for the quarter ended June 30, 2012, filed August 20, 2012.

Form 10-Q for the Quarter Ended June 30, 2012

Note 16 - Accrued Expenses and Other Payables, page 31

  Please refer to your disclosures on page 46. Please tell us in detail how you concluded that you are "entitled to hold 50.5% interest in Portables based on the terms of the Securities Purchase Agreement." We note that Portables Unlimited Inc. believes that your ownership interest in Portables is 46%.

  On October 11, 2011, the Company and Zoom USA Holdings, Inc., a newly formed wholly-owned subsidiary of the Company ("Zoom Sub") entered into a Securities Purchase Agreement (the "SPA") to purchase from The Cellular Network Communications Group, Inc. ("CNCG") a 50% interest in Portables Unlimited LLC ("Portables"). As consideration of the 50% interest in Portables, the Company (i) issued 1,494,688 shares of Zoom common stock (the "Equity Consideration") to the principals of CNCG and (ii) through Zoom Sub, issued a promissory note of $500,000 payable to CNCG (the "CNCG Note"). The promissory note accrues interest at 2% and matures three years from the date of issuance. In addition, under Section 4.14 of the SPA, Zoom Sub purchased an additional 5% interest in Portables from Portables Unlimited Inc. ("PUI"), which holds the remaining interest in Portables, for $750,000 (the "Additional Payment"). As a result, Zoom Sub owned 55% of the issued and outstanding membership interests of Portables (the "Portable Units") following the closing of the SPA and PUI owned 45% of the Portable Units.

  The following is Section 4. 14 of the SPA:

  4.14  Additional Portables Units. The Parties and PUI hereby agree that at the Closing, Zoom Sub shall purchase an additional 5% of the Portables Units (the "Additional Units") so that following the Closing, Zoom Sub and PUI shall own 55% and 45%, respectively, of Portables. The purchase price for the Additional Units shall be $750,000 (the "Additional Purchase Price"), which shall be paid in cash within the Payment Period.

  Further, among other payment obligations, the Company agreed, under Section 4.11 of the SPA, to pay certain outstanding indebtedness of Portables in the amount of approximately $600,000 owed by Portables to Chase Bank (the "Chase Payment") as set forth in Section 4.11 of the Portables Disclosure Letter issued by Portables and CNCG in connection with the SPA.

  Pursuant to Section 4.15 of the SPA, if the Company was in default in making the required payments (including the Chase Payment and Additional Payment), a certain percentage of the Portables Units owned by the Company will be returned by Zoom Sub to Portables. The amount to be returned to Portables upon a default is based on the following formula: 55% of the outstanding Portables Units multiplied by a fraction, the numerator or which is the amount of cash payments not made and the denominator of which is $8.25 million.

  The following is Section 4. 15 of the SPA:

  4.15  Remedy for Late Payments. In the event Zoom and/or Zoom Sub does not pay the T-Mobile Payoff Price, the Other Indebtedness Payments and the Additional Purchase Price (collectively, the "Cash Payments") in full and arrange for the Letter of Credit within the Payment Period, then the unpaid portion of the Cash Payments shall incur interest at an annual rate of 2% during the 60-day period following the Payment Period (the end of such 60-day period shall be the "Final Payment Date"). Subject to Section 5.7, in the event the Cash Payments are not made in full and the Letter of Credit is not arranged for by Zoom and/or Zoom Sub by the Final Payment Date, then a percentage of the Portables Units shall be returned by Zoom Sub to Portables, effective immediately following the Final Payment Date, based on the following formula: 55% of the outstanding Portables Units multiplied by a fraction, the numerator or which is the amount of Cash Payments not made and the denominator of which is $8.25 million.

  Both the Additional Payment of $750,000 and Chase Payment of $600,000 have been past due and remained outstanding. As a result of such non-payments by the Company and based on the formula described above, approximately 9% of the Portables Units has been returned to Portables by the Company (55% * (0.75 + 0.6)/ 8.25 = 9%). After the return of such 9% of the Portables Units to Portables as set forth in Section 4.15 and the cancellation of the returned Portables Units on the books of Portables, the Company will own 46 Portable Units and PUI will own 45 Portables Units, therefore, the percentage of ownership owned by the Company in Portables was reduced from 55.0% to 50.5% (46/91= 50.5%).

  We note that PUI believes that our ownership interest in Portables is 46%, because PUI believes that we should return the 9% of the Portable Units as described above to PUI instead of Portables. We believe that PUI's position is not consistent with Section 4.15 of the SPA, which undeniably provides that such Portable Units shall be returned to Portables, defined as "Portables Unlimited LLC" in the preamble of the SPA.

  Furthermore, the Company consolidated the financial statements of Portables with the Company after the acquisition, since the Company owned 55% of Portables. It was the Company's intent upon negotiating the agreement to maintain a majority ownership in Portables even upon the potential default and return of a portion of Portables Units in accordance with the agreed upon calculation. Therefore, the Company currently owns a majority of the outstanding Portables Units and can continue to consolidate Portables financial statement with the Company.

  On or about August 14, PUI, both individually and derivatively, filed an action in the Supreme Court of the State of New York, County of Nassau against the Company, its US subsidiary, and two officers of the Company. The Complaint seeks damages up to an aggregate amount of $5 million for breach of contract, and a declaration as to the percentage interest the Company retains in Portables equal to 46%. As of the date of this response letter, such dispute was settled - all the parties to the dispute agreed that the Company's and PUI's ownership interests in Portables will be 50.1% and 49.9%, respectively.

* * * *

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Barry Grossman Esq., at (212) 370-1300.

Very truly yours,

/s/ Anthony Chan
Name: Anthony Chan
Title: Chief Financial Officer